Exhibit 21.1

NAME OF SUBSIDIARY	STATE OR OTHER JURISDICTION OF INCORPORATION
TriQuint, Inc. (f/k/a Sawtek, Inc.)	Florida
Sawtek Sweden AB	Sweden
TFR Technologies, Inc.	Oregon
TriQuint S.R.L. (f/k/a Sawtek S.R.L)	Costa Rica
TriQuint Semiconductor GmbH	Germany

TriQuint Asia, Inc. (f/k/a Sawtek Far East, Inc.)	Delaware
TriQuint Japan TYK	Japan
TriQuint (Shanghai) Trading Company, Ltd.	China

TriQuint Colorado, Inc. (f/k/a Peak Devices, Inc.)	Colorado

TriQuint Texas General Holding Company	Delaware
TriQuint Texas Limited Holding Company	Delaware
TriQuint Semiconductor Texas, LP	Texas

TriQuint Sales and Design, Inc. (f/k/a TriQuint Optoelectronics, Inc.)	Delaware

TriQuint Technology Holding Co.	Delaware

TriQuint International Holding Co.	Delaware

TriQuint Europe Holding Company	Delaware